Horizon Pharma plc

Connaught House, 1st Floor

1 Burlington Road, Dublin 4, D04 C5Y6, Ireland

December 2, 2015

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joe McCann

Re:	Horizon Pharma plc

Registration Statement on Form S-4

File No. 333-206798

Application for Withdrawal

Ladies and Gentlemen:

    Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Horizon Pharma plc (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-4 (Registration No. 333-206798), together with all exhibits and amendments thereto (the “Registration Statement”).

    The Registration Statement has not been declared effective by the Commission. No securities were sold or will be sold under the Registration Statement. The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated exchange offer at this time.

    The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

    Please address any questions you may have to Sean Clayton at Cooley LLP, 4401 Eastgate Mall, San Diego, CA, 92121, telephone number (858) 550-6034.

    Thank you for your assistance with this matter.

Sincerely,

Horizon Pharma plc

By:	/s/ Paul W. Hoelscher
Paul W. Hoelscher, Chief Financial Officer

cc:	Sean Clayton, Cooley LLP